Exhibit 99.1

Aurinia Pharmaceuticals to Present at the
Canaccord Genuity 35th Annual Growth Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--August 6, 2015--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX:AUP) today announced that its Chief Operating Officer Michael R. Martin will present a corporate overview of the company at the Canaccord Genuity 35th Annual Growth Conference, taking place August 12-13 in Boston at the Intercontinental Hotel.

Aurinia Presentation Details
Date: Thursday, August 13, 2015
Time: 9:30 a.m. Eastern
Location: InterContinental Boston Hotel
Webcast: http://wsw.com/webcast/canaccord18/auph

About Aurinia
Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently in the recruitment and enrollment phase of its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals Inc.
Company Contact:
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com